EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

	Successor		Predecessor II		Predecessor I
	Fiscal	Period	Period	Period	Period
	Year	June 16,	February 1,	February 8,	February 1,	Fiscal Years Ended
	Ended	2007 through	2007 through	2006 through	2006 through	January 31,
	January 31,	January 31,	June 15,	January 31,	February 7,
	2009	2008	2007	2007	2006	2006	2005
Earnings:
Pretax income (loss) from continuing
operations before adjustment for
minority interests in consolidated
subsidiaries or income or loss from
equity investees	$(247,183)	$(9,013)	$(1,581)	$(466)	$(6,740)	$15,926	$11,960

Plus:
Fixed charges	25,590	16,115	10,307	26,176	368	17,398	14,537
Total earnings (loss), before fixed
charge addition	$(221,593)	$7,102	$8,726	$25,710	$(6,372)	$33,324	$26,497

Fixed charges:
Interest expensed and capitalized	$24,592	$15,549	$9,991	$25,580	$336	$16,838	$13,882

Plus:
Amortized premiums, discounts and
capitalized expenses related to
indebtedness	-	-	-	-	-	10	137

Estimate of the interest within rental
expense (1/3 of rent expense)	998	566	316	596	32	550	518

Total fixed charges	$25,590	$16,115	$10,307	$26,176	$368	$17,398	$14,537

Ratio of earnings to fixed charges(1)	(8.66)	.44	.85	.98	(17.32)	1.92	1.82

(1)

Fixed charges exceed earnings by $247,183, $9,013, $1,581, $466 and $6,740 in fiscal 2009, the period June 16, 2007 through January 31, 2008, period February 1, 2007 through June 15, 2007, the period February 8, 2006 through January 31, 2007 and the period February 1, 2006 through February 7, 2006, respectively.